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05039637

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 17 2005 WASH., D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Granite Associates, Inc.

OFFICIAL USE ONLY
46682
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 NE 3rd Avenue, Suite 1500
(No. and Street)

Ft. Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Natale (954) 332-1200
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SO 3/30/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Natale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Lisa Scarabino
MY COMMISSION # DD018202 EXPIRES
May 8, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

GRANITE ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

GRANITE ASSOCIATES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2004

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Granite Associates, Inc.
Fort Lauderdale, FL

We have audited the accompanying statement of financial condition of Granite Associates, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Associates, Inc., as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 28, 2005

GRANITE ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	503,660
Restricted Cash		30,000
Receivable from Broker-Dealer and Clearing Organization		140,827
Advances to Employees, Net		172,501
Loans Receivable - Employees, Net		186,309
Shareholder Loans Receivable		42,445
Prepaid Expenses		56,273
Furniture and Equipment, Net		9,456
Intangible Assets, Net		1,333
Other Assets		7,345
Total Assets	$	1,150,149

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	158,634
Payroll Liabilities		21,752
Total Liabilities		180,386
STOCKHOLDERS' EQUITY		
Convertible Preferred Stock Series A, 10,000,000 Shares Par Value $.001 Authorized; 7,570,000 Shares Issued and Outstanding		7,570
Preferred Stock Series B; 10,000,000 Shares Par Value $.001 Authorized; 1 Share Issued and Outstanding		-
Common Stock, 50,000,000 Shares Par Value $.00023925 Authorized; 8,043,618 Shares Issued and Outstanding		1,924
Additional Paid-In Capital		2,498,807
Accumulated Deficit		(1,538,538)
Total Stockholders' Equity		969,763
	$	1,150,149

GRANITE ASSOCIATES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE		
Investment Banking and Advisory Fees	$	572,801
Commissions		1,964,882
Other Revenue		4,713
		2,542,396
EXPENSES		
Employee Compensation and Benefits		1,833,149
Data and Communications		77,523
Occupancy		138,288
Professional Fees		102,607
General and Administrative		766,599
		2,918,166
Net (Loss)	$	(375,770)

The Accompanying Notes are an Integral
Part of These Financial Statements

GRANITE ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2004	3,104,000	$ 3,104	1	$ -	3,250,056	$ 777	$ 1,339,984	$ (1,162,768)	$ 181,097
Issuance of Common Stock	-	-	-	-	4,793,562	1,147	46,789	-	47,936
Issuance of Convertible Preferred Stock Series A	4,466,000	4,466	-	-	-	-	1,112,034	-	1,116,500
Net (Loss)	-	-	-	-	-	-	-	(375,770)	(375,770)
Balance, December 31, 2004	7,570,000	$ 7,570	1	$ -	8,043,618	$ 1,924	$ 2,498,807	$ (1,538,538)	$ 969,763

The Accompanying Notes are an Integral
Part of These Financial Statements

GRANITE ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(375,770)
Adjustments to Reconcile Net (Loss) to Net Cash (Used In) Operating Activities:		
Depreciation and Amortization		12,287
Allowance for Doubtful Accounts		108,238
Issuance of Common Stock for Compensation		47,936
Change in Assets and Liabilities:		
(Increase) In:		
Restricted Cash		(30,000)
Commissions Receivable		(102,281)
Advances to Employees, Net		(233,629)
Loans Receivable - Employees, Net		(223,958)
Prepaid Expenses		(47,232)
Other Assets		(2,073)
Increase In:		
Accounts Payable and Accrued Liabilities		158,634
Payroll Liabilities		21,752
Net Cash (Used) In Operating Activities		(666,096)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture and Equipment		(4,710)
Purchase of Customer Lists		(1,998)
Net Cash (Used In) Investing Activities		(6,708)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to Shareholders		(42,445)
Proceeds from Issuance of Preferred Stock		1,116,500
Net Cash Provided by Financing Activities		1,074,055
Increase in Cash		401,251
Cash:		
Beginning		102,409
Ending	$	503,660
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of Common Stock for Compensation	$	47,936

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Granite Associates, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Florida Corporation incorporated in October 1998.

In connection with its activities as a broker-dealer during 2004, the Company did not hold customer funds or securities, and promptly transmitted all customer funds received to its clearing firms, The Investment Center from January through June 2004 and Sterne, Agee and Leach, Inc. from July through December 2004. The customers were introduced on a fully-disclosed basis to the clearing broker-dealer Wexford and Sterne, Agee & Leach ("SALI"), respectively. Although the Company's clearing firm maintained all of the accounts of such customers and preserved all required and customary records, the Company remained contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Investment Banking

Investment banking and advisory fees arise from the Company assisting its customers as a placement agent in the offering and sale of its customers' stock. Revenue is recorded when the stock sales are settled.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash

Restricted cash consists of $30,000 held in a money market fund with Sterne, Agee & Leach pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of Sterne, Agee & Leach, the Company is required to maintain restricted funds on deposit.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available. Bad Debt Expense totaled $108,238 for the year ended December 31, 2004.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principle or interest when due according to the contractual terms of the loan agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally five to seven years.

Intangible Assets

Amortization of an acquired customer list is computed using the straight-line method over the estimated useful life of 3 years.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $2,634 for the year ended December 31, 2004.

Concentration of Credit Risk

The Company at times has cash in excess of Securities Investor Protection Act ("SIPC") insurance limits. The Company places its temporary cash investments with high credit quality brokerage institutions. Cash held by this institution in excess of SPIC limits amounted to approximately $400,000 at December 31, 2004.

NOTE 2: GOING CONCERN

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of $375,770 for the year ended December 31, 2004 and has an accumulated deficit of $1,529,913 at December 31, 2004. Although the Company raised additional capital during the year, the Company's continued existence is dependent upon its ability to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

NOTE 3: RECEIVABLE FROM BROKER-DEALER AND CLEARNING ORGANIZATION

Accounts receivable from broker-dealer and clearing organization at December 31, 2004 consists of fees and commission receivable.

NOTE 4: FURNITURE AND EQUIPMENT

Furniture and Equipment, consists of the following:

Computer Equipment	$	20,738
Furniture and Fixtures		14,930
		35,668
Less: Accumulated Depreciation		(26,212)
	$	9,456

NOTE 5: INTANGIBLE ASSETS

Intangible Assets consists of the following:

Customer Lists	$	8,023
Less: Accumulated Amortization		(6,690)
	$	1,333

NOTE 6: LOANS AND ADVANCES RECEIVABLE – EMPLOYEES

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are non-interest bearing and forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the third year of continued employment. The outstanding balance of these loans as of December 31, 2004 is $186,309 net of an allowance for doubtful accounts of $37,649. In addition, the Company is obligated under the employment agreements to advance additional loans to brokers amounting to approximately $25,000 based upon attaining certain production criteria.

The Company also makes advances to employees on an as needed basis. The advances bear no interest and are due on demand. The outstanding balance of these advances as of December 31, 2004 is $172,501 net of an allowance for doubtful accounts of $36,043.

NOTE 7: COMMITMENTS

The Company rents its office space on a month-to-month basis from a related party (Note 9). The Company also leases various office equipment under non-cancelable leases, which expire through July 2007. Monthly rental payments are approximately $400 under these leases. Rent expense for the year ended December 31, 2004 was approximately $138,000. At December 31, 2004, future minimum rental payments due under non-cancelable leasing agreements consist of the following:

Year Ending December 31,		
2005	$	4,583
2006		3,958
2007		1,798
	$	10,339

NOTE 8: INCOME TAXES

The Company has deferred tax assets predominately relating to net operating loss carryforwards. The tax benefits of these carryforwards and temporary differences are dependent on the Company achieving taxable income during the carryforward period. Management is unable to determine that it is more likely than not that the deferred tax assets will be utilized. The Company files its income tax returns utilizing the cash basis; cumulative differences are currently not significant.

The Company has net operating loss carryforwards as of December 31, 2004 of approximately $1,300,000, which expire beginning in 2018, resulting in a deferred tax asset of approximately $478,000. Based on the weight of the evidence, it is more likely than not that some portion or all of the net operating loss carryforward will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of approximately $478,000 at December 31, 2004 is necessary to reduce the net operating loss carryforward to the amount that will more likely than not be realized. The increase in the valuation allowance for the current year is approximately $43,000.

NOTE 9: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company recognized investment banking and advisory fees of approximately $413,000 from a related party. Investment banking and advisory fees include, but are not limited to, consulting and strategy development for this related party and its customers.

The Company rents office space from a related party on a month-to-month basis, amounting to approximately $25,000 per month.

NOTE 10: CAPITAL STRUCTURE

Preferred Stock

The Company has 20,000,000 shares of preferred stock (par value $.001) authorized. The preferred stock is divided into 10,000,000 shares of Convertible Series A preferred stock and 10,000,000 shares of Series B preferred stock. The Board has the authority to fix the designations, preferences, powers, and other rights as it deems appropriate.

During 2004, 4,466,000 shares of convertible preferred stock series A ("Series A") stock were issued at $0.25 per share to raise capital. Shares of Series A stock may be converted, at any time, to common stock. The number of shares of common stock into which each share of Series A may be converted is determined by dividing the purchase price by the conversion price in effect at the time of the conversion. The initial conversion price is equal to the purchase price. As of December 31, 2004, 7,570,000 shares of Series A can be converted into 7,570,000 shares of common stock. The Series A shares will automatically be converted into common stock in the event that i) the Company initiates an initial public offering with aggregate proceeds of at least $10 million, or ii) the majority of the preferred shareholders authorize the conversion of the entire class of Series A shares.

NOTE 10: CAPITAL STRUCTURE (CONTINUED)

Series A shareholders have the right to vote on all corporate issues that are eligible for vote by the common shareholders, are protected from ownership dilution for a period of time, which lasts through the earlier of i) the date upon which the majority of Series A shareholders consents to ownership dilution or ii) the date upon which the Company issues additional shares at a price per share greater than the then applicable conversion price, which issuance results in cumulative gross proceeds to the Company of at least $250,000. Additionally, in the event of liquidation, the Series A shareholders are entitled to receive an amount payable in cash equal to the greater of i) their investment plus any unpaid dividends or ii) the pro-rata distribution of the Company's assets to the shareholder that would result from the complete conversion of the Series A shares. The Series A shareholders are also entitled to elect one member of the Company's Board of Directors. A dividend-in-kind is to be accrued on a quarterly basis at a rate of 18% of each shareholder's investment. Preferred dividends are not accrued until the Board of Directors has declared a dividend on the Series A shares. At December 31, 2004, the amount of dividends in arrears on the 18% Series A shares was $432,878.

Prior to January 1, 2004, the Company issued 1 share of preferred series B ("Series B") stock at $10,000 per share to raise capital. There are no voting rights associated with these shares. Additionally, the Series B shareholder is not entitled to elect any member of the Company's Board of Directors nor are they entitled to dividends. No shares of Series B were issued during 2004.

Common Stock

The Company has 50,000,000 shares of common stock (par value $.00023925) authorized. Each share of common stock entitles the holder to one vote for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption, or conversion rights.

In March 2004, the Company issued 4,793,562 shares of common stock valued at $0.01 per share, as determined by management, to certain officers and directors in lieu of compensation and bonuses aggregating to $47,936.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $493,501, which was $488,501 above its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .37 to 1 at December 31, 2004.

NOTE 11: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions were introduced on a fully-disclosed basis by The Investment Center and SALI to its clearing brokers/dealers, Wexford and Sterne, Agee, and Leach, Inc., respectively. The clearing brokers/dealers are responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 12: LITIGATION

The Company is involved in other legal proceedings relating to claims against the Company and other matters, which are encountered in the normal course of business. While it is not feasible to predict or determine the outcome of any cases, it is the opinion of management that their outcome will have no material adverse effects on the financial position of the Company.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Granite Associates, Inc.
Fort Lauderdale, FL

We have audited the accompanying financial statements of Granite Associates, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 28, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 28, 2005

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

GRANITE ASSOCIATES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	158,634
Payroll Liabilities		21,752
Total Aggregate Indebtedness	$	180,386
NET CAPITAL		
Total Stockholders' Equity from the Statement of Financial Condition	$	969,763
Deductions:		
Non-Allowable Assets:		
Advances to Employees, Net		172,501
Loans Receivable - Employees, Net		186,309
Shareholder Loans Receivable		42,445
Prepaid Expenses		56,273
Furniture and Equipment, Net		9,456
Intangible Assets, Net		1,333
Other Assets		7,345
Total Nonallowable Assets		475,662
Haircuts on Securities Positions:		
Money Market Fund		600
Net Capital	$	493,501
Minimum Required Net Capital	$	5,000
Excess Net Capital	$	488,501
Excess Net Capital at 1000%	$	475,462
Ratio of Aggregate Indebtedness to Net Capital		.37 to 1

GRANITE ASSOCIATES, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
DECEMBER 31, 2004

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).

There were no differences between the Company's net capital computation and the computation above.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2004 to December 31, 2004, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

To the Stockholders
Granite Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Granite Associates, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including control activities for safeguarding of securities that we consider to be a material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 28, 2005